Exhibit 12.1

Zayo Group, LLC

Ratio of Earnings to Fixed Charges

(dollars in million)

	For the Year ended June 30,					For the Six Months ended December 31,
	2015	2014	2013	2012	2011	2015
Calculation of Earnings
(Loss)/Earnings Before Income Taxes	$(163.8)	$(136.8)	$(163.7)	$23.7	$7.6	$(12.2)
Fixed Charges	229.7	214.8	213.4	56.5	38.2	112.8
(Loss)/Earnings Before Income Taxes and Fixed Charges	$65.9	$78.0	$49.7	$80.2	$45.8	$100.6
Calculation of Fixed Charges
Interest Expense	214.0	203.5	202.5	50.7	33.4	105.0
Interest Factor in Rental Expense (1)	15.7	11.3	10.9	5.7	4.8	7.8
Total Fixed Charges	$229.7	$214.8	$213.4	$56.4	$38.2	$112.8
Ratio of Earnings to Fixed Charges	—	—	—	1.42	1.20	—
Deficiency	$(163.8)	$(136.8)	$(163.7)	n/a	n/a	(12.2)

(1)           The portion of total rental expense that represents the interest factor is estimated to be 12.5%.